Exhibit (20)(iv)


                                        Contact: Tony Herrling
                                        Corporate Communications
                                        The Stanley Works
                                        1-800-300-4679

The Stanley Works Annouces Closure of Plant in Georgetown, OH

New Britain, CT, July 17, 1997 -- The Stanley Works (NYSE:SWK) confirmed that it has decided to close its manufacturing facility in Georgetown, Ohio where its Mechanics Tools division employs
175 people.

Company spokesperson Gerry Gould said, "We are currently reviewing whether it makes the most economic sense for certain manufacturing operations to continue production, or rather to combine these operations into existing Stanley facilities and outsource product where it makes sense to do so. In the case of this Stanley Mechanics Tool facility, we believe that we can optimize both Stanley's overall focus on its core competencies and economic efficiencies by transferring production to our facilities in Allentown, PA and Kannapolis, NC."

The Stanley Works recently announced plans to reorganize into eight distinct Product Groups. The reorganization will divide the functions of product development, resource allocation and growth responsibilities along product lines, while marketing efforts, as well as sales and customer services, will be combined into one corporate division.

"We must continue to focus on building the Stanley brand,
continued Mr. Gould.   Our goal is to ensure that our customers,
employees and shareholders are getting the greatest value from our investments in The Stanley Works."

The Stanley Works is a leading manufacturer of tools and hardware for the professional and consumer markets, and is headquartered in New Britain, Connecticut. The Stanley Works operates over 100 facilities and employs 19,000 people worldwide.

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